United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  QUIXIT, INC.
                        ---------------------------------
                                (Name of Issuer)


                                     Common
                                   ----------
                         (Title of Class of Securities)



                                  -------------
                                 (Cusip Number)


                                 H. Daniel Boone
                              1231 Pine Walk Trail
                                Spring, TX 77380
                                  281-355-5220
                         -----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 9, 2001
                             ------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                                  SCHEDULE 13D



CUSIP NO.:                                                     Page 1 of 6 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         H. Daniel Boone

2.       Check the Appropriate Box if A Member of a Group*

         /  /


3.       SEC Use Only


4.       Source of Funds

         NA

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         USA

7.       Sole Voting Power

         4,500,000

8.       Shared Voting Power

         None

9.       Sole Dispositive Power

         4,500,000

10.      Shared Dispositive Power

         None

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,500,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         / /

13.      Percent of Class Represented by Amount in Row (11)

         90%

14.      Type of Reporting Person

         IN

Item 1.  Security & Issuer

     This Schedule relates to the beneficial ownership of Common Stock of Quixit, Inc. (hereinafter the "Company"), whose principal place of business is located at 7609 Ralston Road, Arvada CO 80002.

Item 2.  IDENTITY & BACKGROUND

I.       a.       Name:  H. Daniel Boone ("Reporting Person")

         b.       Address:  1231 Pine Walk Trail, Spring, TX  77380

         c.       Occupation:  Investor

         d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

         e. The reporting person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

         f.       Citizenship: USA

Item 3.  Source and Amount of the Funds

     Interest in securities of the Company were acquired by Reporting Person prior to filing Form 10SB. Personal funds were used to purchase the shares.

Item 4.  Purpose of the Transaction

     The ownership which is the subject of this Schedule was acquired by Reporting Person for the purpose of investment originally in 2000. At the time of acquisition in 2000, Reporting Person had no further plans which relate to or would result in any of the following.

        a. The acquisition by any person of additional securities securities of the Company, or the disposition of securities of the Company.

        b. An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; however, the Company intends to seek a merger or acquisition.

        c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        d. There is no intended change of directors, at date of issuer becoming a reporting company under Section 12g of the Securities & Exchange Act of 1934.

        e. Any material change in the present capitalization or dividend policy of the Company.

        f. Reporting Person was aware of no other acquisition of control as of effective date of Form 10SB in 2001.

        g. Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise outstanding options to acquire Common Stock of the Company in his discretion, which exercise may have the effect of impairing or impeding the acquisition of control by a third party.

        h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

        j.     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         a. Reporting Person owned beneficially 4,500,000 shares of Common Stock of the Company, representing 90% of the issued and outstanding Common Stock.

         b. H. Daniel Boone had sole power to vote and dispose of 4,500,000 shares of common stock from April 9, 2001 to January 15, 2003.

         c.    Not Applicable

         d.    Not Applicable

         e.    Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

There are no contracts, arrangements, understandings, or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person.

Item 7. Exhibits

        None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2003                 /s/ H. Daniel Boone
                                        ------------------------------
                                        H. DANIEL BOONE